United States securities and exchange commission logo





                              September 2, 2021

       Samuel Reich
       Chief Executive Officer
       Big Cypress Acquisition Corp.
       300 W. 41st Street, Suite 202
       Miami Beach, FL 33140

                                                        Re: Big Cypress
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed August 17,
2021
                                                            File No. 333-258869

       Dear Mr. Reich:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 Filed August 17, 2021

       SAB Biotherapeutics operates in a highly competitive industry, page 46

   1. We note your response to prior comment 12. Please expand your disclosure further to identify the specific
products and technologies that you have identified as competitors of your current product
pipeline.
       Research and Development, Pipeline Programs, page 123

   2. We note your response to prior comment number 25. Please remove the progress bars from the Indication
column so that they only show the progress in preclinical and clinical development.
 Samuel Reich
FirstName
Big CypressLastNameSamuel   Reich
             Acquisition Corp.
Comapany 2,
September  NameBig
              2021 Cypress Acquisition Corp.
September
Page 2     2, 2021 Page 2
FirstName LastName
Regulatory Matters, page 125

3. We note your response to prior comment 32. Please revise your disclosure on page 127 to clarify which product candidate (or candidates, as applicable) is currently in Phase 2a trial in the U.K. and which is regulated by the MHRA.
Intellectual Property, page 131

4. We note that the patents granted under Patent Family A, which expired in March 2021 and
         February 2021. Please discuss the impact on your business of the expiry of such patents.
          Please also revise the table on page 131 to clarify the patent protection for each Patent
         Family and to specify the patent protection in the abstracts for Patent Families D, H, K and L.
SAB MD&A
Liquidity and Capital Resources, page 139

5. Please refer to prior comment 35. We do not see where you revised your disclosure regarding your outstanding receivables. Explain to us where you have disclosed this information or revise your disclosures accordingly.
SAB Biotherapeutics, Inc. Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Research and development expenses, page F-52

6. Please refer to prior comment 37. We do not see where you expanded your CRO contracts. Explain to us where you have disclosed this information or revise your disclosures accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Samuel Reich
Big Cypress Acquisition Corp.
September 2, 2021
Page 3

       You may contact Eric Atallah at 202-551-3663 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Jane Park at 202-551-7439 or Christopher Edwards at 202-551-6761 with any other questions.



                                                         Sincerely,
FirstName LastNameSamuel Reich
                                                         Division of
Corporation Finance
Comapany NameBig Cypress Acquisition Corp.
                                                         Office of Life
Sciences
September 2, 2021 Page 3
cc:       Ilan Katz, Esq.
FirstName LastName